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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                                       and
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                                   -----------

                                  LIQUENT, INC.
                            (Name of Subject Company)
                            INFORMATION HOLDINGS INC.
                             FLUID ACQUISITION CORP.
                                    (Bidders)
                                   -----------

    Common Stock, Par Value $0.001 Per Share (and Associated Purchase Rights)
                         (Title of Class of Securities)
                                   -----------

                                    269129102
                      (CUSIP Number of Class of Securities)
                        --------------------------------

                               Vincent A. Chippari
                            Information Holdings Inc.
                               2777 Summer Street
                               Stamford, CT 06905
                            Telephone (203) 961-9208
                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications
                            on Behalf of the Bidder)
                                 With a copy to:
                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099
                            Telephone: (212) 728-8000


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                                  14D-1 and 13D

CUSIP NO. 269129102

1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS

          Fluid Acquisition Corp.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [  ]
          (b)  [  ]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS

          AF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(e) OR 2(f) [  ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,839,161

8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
          SHARES [  ]

9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          92%

10.       TYPE OF REPORTING PERSON

          CO

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                                  14D-1 and 13D

CUSIP NO. 269129102

1.        NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS

          Information Holdings Inc.

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)  [  ]
          (b)  [  ]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(e) OR 2(f) [  ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

7.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,839,161

8.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
          [  ]

9.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

          92%

10.       TYPE OF REPORTING PERSON

          CO

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule TO-T filed with the Securities and Exchange Commission on November 21, 2001 (as previously amended and amended hereby, the "Schedule TO") by Information Holdings Inc., a Delaware corporation ("Parent"), and Fluid Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, and amended by Amendment No. 1 filed on December 7, 2001, with respect to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Liquent, Inc. (formerly known as ESPS, Inc.), a Delaware corporation, at a purchase price of $2.27 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal. Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

     The Statement is also a Statement on Schedule 13D of Parent and Purchaser. This Amendment No. 2 also constitutes Amendment No. 1 to such Schedule 13D.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Item 6 of the Statement is hereby amended and supplemented by amending and supplementing "Section 9-Certain Information Concerning Purchaser and Parent" of the Offer to Purchase as follows:

          The Offer expired at 12:00 Midnight, New York City time, on Wednesday, December 19, 2001. Based on information provided by the Depositary, 16,839,161 Shares or 92% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 5,942,981 Shares tendered by means of guaranteed delivery) at the expiration of the Offer. Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares, in accordance with the Offer. On December 20, 2001, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(9) and incorporated herein by reference.

          Parent and Purchaser intend to complete the acquisition of the remaining Shares by promptly merging Purchaser with and into the Company in accordance with Delaware's merger provisions.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

     The list of exhibits in Item 11 of the Statement is hereby amended and supplemented by adding the following exhibit:

          (a)(9) Press Release of Information Holdings Inc., dated December 20, 2001.

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                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2001

                                         FLUID ACQUISITION CORP.

                                         By: /s/ Vincent A. Chippari
                                             -----------------------------------
                                         Name:   Vincent A. Chippari
                                         Title:  Executive Vice President and
                                                 Chief Financial Officer


                                         INFORMATION HOLDINGS INC.

                                         By: /s/ Vincent A. Chippari
                                             -----------------------------------
                                         Name:   Vincent A. Chippari
                                         Title:  Vice President and Secretary

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                                INDEX TO EXHIBITS

Exhibit
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(a)(9)  Press Release of Information Holdings Inc., dated December 20, 2001.